Exhibit 99.4

WAIVER AND Amendment

This Waiver and Amendment (this “Amendment”), dated as of February 6, 2025 (the “Effective Date”), is by and among Critical Metals Corp., a BVI business company incorporated in the British Virgin Islands (the “Company”) and each of the parties comprising the “Required Holders” (as defined in the JBA SPA (as defined below)). Each such person is referred to herein as a “Party” and, collectively, such Persons are referred to herein as the “Parties.”

WHEREAS, the Company is party to that certain Securities Purchase Agreement (the “JBA SPA”), dated as of January 21, 2025, by and among the Company and each of the investors (the “JBA Investors”) listed on the Schedule of Buyers attached thereto, including JBA Asset Management LLC, as the Lead Buyer;

WHEREAS, the JBA SPA contemplates that each of the parties to the JBA SPA will execute and deliver a Registration Rights Agreement in the form attached as Exhibit C to the JBA SPA (the “JBA RRA”);

WHEREAS, the JBA SPA contemplates the issuance, among other securities of the Company, of senior convertible notes of the Company in the form attached as Exhibit A (the “Notes”) to the JBA Investors upon the Initial Closing and any Additional Closing;

WHEREAS, the Company is executing a Securities Purchase Agreement contemporaneously with the execution of this Amendment, the form of which is attached hereto as Exhibit I (the “New SPA”) with certain investors, pursuant to which the Company will issue Ordinary Shares (the “New Ordinary Shares”) and Warrants to purchase Ordinary Shares (the “New Warrants” and any Ordinary Shares issuable upon exercise of the Warrants, the “New Warrant Shares”);

WHERAS, the New SPA contemplates the contemporaneous execution and delivery of that certain Registration Rights Agreement in the form attached as Exhibit A thereto (the “New RRA”);

WHEREAS, any New Ordinary Shares, the New Warrants and any New Warrant Shares contemplated to issued pursuant to the New SPA and/or the New Warrants will be referred to herein as the “New Securities”;

WHEREAS, the Parties desire to (i) amend the form of Notes and (ii) waive certain provisions of the JBA SPA and the form of JBA RRA with respect to the New Securities, all subject to the terms and conditions set forth herein; and

WHEREAS, pursuant to Section 9(e) of the JBA SPA, each provision of the JBA SPA, JBA RRA and Notes may be amended and/or waived by written instrument executed by the Company and the Required Holders (as defined in the JBA SPA).

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Amendments.

a.	As of the Effective Date, each of Section 3(b)(iii) and Section 3(b)(iv) in the form of Notes is deleted in its entirety and replaced with “[Reserved]”

b.	As of the Effective Date, Section 3(b)(ii) is amended to delete the words “, including without limitation, pursuant to Section 3(b)(iii) below”.

c.	As of the Effective Date, the provisions of Section 4(o) of the JBA SBA is hereby amended and restated in its entirety as follows:

(o) Participation Right. From the date hereof until the date that is the three year anniversary of the date hereof, upon any issuance by the Company or any of its Subsidiaries of any equity security or any equity-linked or related security (including, without limitation, any “equity security” (as that term is defined under Rule 405 promulgated under the 1933 Act), any Convertible Securities, any debt securities, any preferred share or any purchase rights) for cash consideration, indebtedness or a combination of units thereof (a “Subsequent Placement”), each Participation Buyer shall have the right to participate in up to an amount of the Subsequent Placement equal to 25% of the Subsequent Placement (the “Participation Maximum”) on the same terms, conditions and price provided for in the Subsequent Placement.  The Company acknowledges and agrees that the right set forth in this Section 4(o) is a right granted by the Company to each of the Lead Buyer and the Yorkville Buyer (the Lead Buyer and the Yorkville Buyer together, the “Participation Buyers”).

(i)	Between the time period of 4:00 pm (New York City time) and 6:00 pm (New York City time) on the Trading Day immediately prior to the Trading Day of the expected announcement of the Subsequent Placement (or, if the Trading Day of the expected announcement of the Subsequent Placement is the first Trading Day following a holiday or a weekend (including a holiday weekend), between the time period of 4:00 pm (New York City time) on the Trading Day immediately prior to such holiday or weekend and 2:00 pm (New York City time) on the day immediately prior to the Trading Day of the expected announcement of the Subsequent Placement), the Company shall deliver to each Particiption Buyer a written notice of the Company’s intention to effect a Subsequent Placement (a “Subsequent Placement Notice”), which notice shall describe in reasonable detail the proposed terms of such Subsequent Placement, the amount of proceeds intended to be raised thereunder and the Person or Persons through or with whom such Subsequent Placement is proposed to be effected and shall include a term sheet and transaction documents relating thereto as an attachment.

(ii)	Any Participation Buyer desiring to participate in such Subsequent Placement must provide written notice to the Company by 6:30 am (New York City time) on the Trading Day following the date on which the Subsequent Placement Notice is delivered to such Participation Buyer (the “Notice Termination Time”) that such Participation Buyer is willing to participate in the Subsequent Placement, the amount of such Participation Buyer’s participation, and representing and warranting that such Participation Buyer has such funds ready, willing, and available for investment on the terms set forth in the Subsequent Placement Notice. If the Company receives no such notice from a Participation Buyer as of such Notice Termination Time, such Participation Buyer shall be deemed to have notified the Company that it does not elect to participate in such Subsequent Placement.

(iii)	If, by the Notice Termination Time, notifications by the Participation Buyers of their willingness to participate in the Subsequent Placement (or to cause their designees to participate) is, in the aggregate, less than the total amount of the Subsequent Placement, then the Company may effect the remaining portion of such Subsequent Placement on the terms and with the Persons set forth in the Subsequent Placement Notice.

(iv)	If, by the Notice Termination Time, the Company receives responses to a Subsequent Placement Notice from Participation Buyers seeking to purchase more than the aggregate amount of the Participation Maximum, each such Participation Buyer shall have the right to purchase its Pro Rata Portion (as defined below) of the Participation Maximum. “Pro Rata Portion” means the ratio of (x) the principal amount of all Notes held by such Participation Buyer participating under this Section 4(o) and (y) the sum of the aggregate principal amount of Notes held by all Participation Buyers participating under this Section 4(o).

(v)	The Company must provide the Participation Buyers with a second Subsequent Placement Notice, and the Participation Buyers will again have the right of participation set forth above in this Section 4(o), if the definitive agreement related to the initial Subsequent Placement Notice is not entered into for any reason on the terms set forth in such Subsequent Placement Notice within two (2) Trading Days after the date of delivery of the initial Subsequent Placement Notice.

(vi)	The Company and each Participation Buyer agree that, if any Participation Buyer elects to participate in the Subsequent Placement, the transaction documents related to the Subsequent Placement shall not include any term or provision that, directly or indirectly, will, or is intended to, exclude one or more of the Participation Buyers from participating in a Subsequent Placement, including, but not limited to, provisions whereby such Participation Buyer shall be required to agree to any restrictions on trading as to any the securities of the Company or be required to consent to any amendment to or termination of, or grant any waiver, release or the like under or in connection with, this Agreement, without the prior written consent of such Participation Buyer. In addition, the Company and each Participation Buyer agree that, in connection with a Subsequent Placement, the transaction documents related to the Subsequent Placement shall include a requirement for the Company to issue a widely disseminated press release by 9:30 am (New York City time) on the Trading Day of execution of the transaction documents in such Subsequent Placement (or, if the date of execution is not a Trading Day, on the immediately following Trading Day) that discloses the material terms of the transactions contemplated by the transaction documents in such Subsequent Placement.

(vii)	Notwithstanding anything to the contrary in this Section 4(o) and unless otherwise agreed to by such Participation Buyer, the Company shall either confirm in writing to such Participation Buyer that the transaction with respect to the Subsequent Placement has been abandoned or shall publicly disclose its intention to issue the securities in the Subsequent Placement, in either case in such a manner such that such Participation Buyer will not be in possession of any material, non-public information, by 9:30 am (New York City time) on the second (2nd) Trading Day following date of delivery of the Subsequent Placement Notice. If by 9:30 am (New York City time) on such second (2nd) Trading Day, no public disclosure regarding a transaction with respect to the Subsequent Placement has been made, and no notice regarding the abandonment of such transaction has been received by such Participation Buyer, such transaction shall be deemed to have been abandoned and such Participation Buyer shall not be deemed to be in possession of any material, non-public information with respect to the Company or any of its Subsidiaries.

(viii)	Notwithstanding the foregoing, this Section 4(o) shall not apply in respect of an Exempt Issuance. As used herein, “Exempt Issuance” means the issuance of (a) Ordinary Shares, restricted share units or options to employees, officers or directors of the Company pursuant to any share or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company, (b) securities upon the exercise or exchange of or conversion of any Securities issued hereunder and/or other securities exercisable or exchangeable for or convertible into Ordinary Shares issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with share splits or combinations) or to extend the term of such securities, and (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith, and provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

2.	JBA Waivers. As of the Effective Date, the Required Holders agree as follows:

a.	To waive the terms of Section 4(j) of the JBA SPA, solely as it relates to the execution and delivery of the New RRA and any transactions contemplated thereby, including without limitation, the filing of any registration statement and/or any amendments or supplements contemplated thereby;

b.	Notwithstanding anything to the contrary contained in the JBA RRA, the Required Holders hereby agree, on behalf of all of the JBA Investors, that the Company will not be required to file a registration statement pursuant to the JBA RRA prior to the 30th day following the Effective Date (as defined in the New RRA). Any filing deadlines set forth in the JBA RRA will be deemed to be extended to the 30th day following the Effective Date (as defined in the New RRA);

c.	Notwithstanding anything to the contrary contained in the JBA SPA, the Required Holders hereby agree, on behalf of all of the JBA Investors, that the nothing in the New SPA and/or the transactions contemplated by the New SPA, including without limitation, the issuance of any New Securities pursuant to the New SPA and/or the New Warrants, shall be deemed to be a Variable Rate Transaction; and

d.	To waive the terms of Section 2(i) of the JBA RRA, solely as it relates to the execution and delivery of the New RRA and the transactions contemplated by the New RRA, including without limitation, the filing of any registration statement contemplated by the New RRA and the inclusion of any New Securities in a registration statement.

3. Effectiveness. Sections 1 and 2 of this Amendment shall not be effective unless and until (i) the New Securities are issued by the Company in accordance with the terms and conditions of the New SPA (as delivered in the Yorkville Buyer in its capacity as a purchaser under the New SPA), (ii) the Company receives no less than $15,000,000 in gross proceeds from the purchase of the New Securities by the purchasers party to the New SPA and iii) the JBA Investors have reviewed and agreed on the final New SPA (such conditions set forth in clauses (i) (ii), and (iii) of this Section 3, the “Conditions”). If the Conditions are not satisfied on or before February 7, 2025, Sections 1 and 2 of this Amendment shall be null and void and unenforceable in all respects.

4. Legal Fees. The Company agrees to pay, within 5 Business Days, (i) $75,000 to the Lead Buyer and (ii) $25,000 to the Yorkville Buyer, in each case, by wire transfer of immediately available funds to an account as directed by the Lead Buyer and the Yorkville Buyer, respectively, as a reimbursement for their legal expenses incurred in negotiating the transactions contemplated by this Amendment and in consideration for their agreement to this Amendment.

5. Commitment Shares and Commitment Warrants. Notwithstanding anything to the contrary contained in the JBA SPA and in consideration for the Lead Buyer’s execution of this Amendment, the Company shall deliver the 1,000,000 Commitment Shares and the Commitment Warrant to purchase 14,285,714 Warrant Shares contemplated to be delivered on the Initial Closing Date on or before February 21, 2025, regardless of the whether the Initial Closing Date occurs on or before February 21, 2025, at which time such Commitment Shares and such Commitment Warrant will be deemed earned and paid for in full and if the Initial Closing does not thereafter occur, the Buyer shall be entitled to retain the Commitment Shares and the Commitment Warrant in consideration of its execution of this Amendment.

6. Effect of Amendment. Except as expressly provided in this Amendment, all of the terms and provisions of the JBA SPA, the JBA RRA and the Notes are and will remain in full force and effect and are hereby ratified and confirmed by the Parties.

7. Governing Law. This Amendment is governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws provisions of such State.

8. Counterparts. This Amendment may be executed in two or more counterparts (including facsimile or “pdf” counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9. Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the JBA SPA.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first above written.

THE COMPANY:

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer

[Signature Page to Waiver and Amendment]

JBA INVESTORS:

JBA ASSET MANAGEMENT LLC

By:	/s/ Andrew Weksler
Name:	Andrew Weksler
Title:	Managing Partner

YA II PN, LTD.

By:	Yorkville Advisors Global, LP
Its:	Investment Manager

By:	Yorkville Advisors Global II, LLC
Its:	investment Manager

By:	/s/ Matthew Beckman
Name:	Matthew Beckman
Title:	Manager

[Signature Page to Waiver and Amendment]